Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This amendment (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of October 24, 2021 (the “Merger Agreement”), by and among B. Riley Principal 150 Merger Corp., a Delaware corporation (“Acquiror”), BRPM Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and FaZe Clan Inc., a Delaware corporation (the “Company”), is entered into on December 29, 2021, by and among Acquiror, Merger Sub and the Company. Acquiror, Merger Sub and the Company are sometimes collectively referred to herein as the “Parties,” and each of them is sometimes individually referred to herein as a “Party.” Any term used in this Amendment without definition has the meaning set forth for such term in the Merger Agreement.

RECITALS

WHEREAS, Section 12.10 of the Merger Agreement provides that, prior to Closing, the Merger Agreement may be amended or modified upon a written agreement by the Parties hereto; and

WHEREAS, the undersigned Parties wish to amend the Merger Agreement to reflect certain revisions as set forth herein.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	The Merger Agreement is hereby amended as set forth below in this Section 1. Revisions to existing provisions of the Merger Agreement are set forth, for ease of reference in this Amendment, with deleted text showing in ~~strikethrough~~ and new text shown in underlined boldface.

a.	The definition of “Acquiror Sale Price” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Acquiror Sale Price” means the price per share of Acquiror Common Stock paid or payable to the holders of outstanding Acquiror Common Stock ~~(determined without giving effect to the vesting contemplated by Section 4.7(e))~~ in an Acquiror Sale, inclusive of any escrows, holdbacks, ~~or~~ fixed deferred purchase price, ~~but exclusive of any~~ contingent deferred purchase price, earnouts or the like; provided that, if and to the extent such price is payable in whole or in part in the form of consideration other than cash, the price for such non-cash consideration shall be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive Trading Days preceding such day, or (ii) if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized investment banking firm selected by the then board of directors of Acquiror, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant; provided, further, that if the consideration payable is other than a specified price per share, for purposes of determining whether an Acquiror Sale Price is greater than or equal to $12.00, $14.00 or $16.00 (as may be adjusted pursuant to Section 4.7(d)) under Section 4.7(e), the Acquiror Sale Price shall be calculated on a basis that takes into account the number of Earn-Out Shares and the number of Sponsor Earn-Out Shares (as defined in the Sponsor Support Agreement) that vest at such Acquiror Sale Price (i.e., the ultimate price per share payable to all holders of outstanding Acquiror Common Stock in an Acquiror Sale will be the same price per share used to calculate the number of Earn-Out Shares and the number of Sponsor Earn-Out Shares that vest upon such Acquiror Sale).

b.	Section 8.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

the initial members of the Acquiror Board ~~shall consist of nine directors, which initially~~ shall be those individuals identified in Section 8.6(a) of the Company Disclosure Letter; and

2.	Except as expressly amended by this Amendment, all of the terms of the Merger Agreement remain unmodified and in full force and effect and are hereby confirmed in all respects.

3.	This Amendment, along with the Merger Agreement, constitute the full and entire understanding and agreement among the Parties with regard to the subject matter hereof and thereof. No amendment, change, modification or termination of this Amendment or any part hereof shall be effective or binding unless made in writing and signed by each Party.

4.	No Party shall assign, delegate or otherwise transfer any of its rights or obligations under this Amendment (whether by operation of law or otherwise) without the prior written consent of the Company and Acquiror, and any such assignment, delegation or transfer attempted in violation of this Section 4 shall be void. Subject to the preceding sentence, this Amendment shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

5.	This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of a jurisdiction other than the State of Delaware.

6.	This Amendment may be executed and delivered in any number of counterparts, each of which, when so executed, will be deemed an original and all of which taken together will constitute one and the same agreement. Signatures of a Party which are sent to the other Parties by e-mail (pdf.) or by facsimile transmission shall be binding as evidence of acceptance to the terms hereof by such Party.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date set forth above.

B. RILEY PRINCIPAL 150 MERGER CORP.

By:	/s/ Daniel Shribman
Name: Daniel Shribman
Title: Chief Executive Officer

BRPM MERGER SUB, INC.

By:	/s/ Daniel Shribman
Name: Daniel Shribman
Title: Chief Executive Officer

FAZE CLAN INC.

By:	/s/ Tammy Brandt
Name:Tammy Brandt
Title: Chief Legal Officer

[Signature Page to Amendment to the Agreement and Plan of Merger]